Report in Respect of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Harvest Energy Trust held May 23, 2006 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve the appointment of Valiant Trust Company as trustee of Harvest Energy Trust.	Resolution approved
2.	Ordinary resolution to fix the number of directors of Harvest Operations Corp. to be elected at the Meeting at nine.	Resolution approved
3.

Ordinary resolution to approve the election of the nine nominees as directors of Harvest Operations Corp. to hold office until the next annual election of directors or until their successors are elected or appointed as described in the information circular - proxy statement of Harvest Energy Trust dated April 3, 2006 (the "Information Circular").

Resolution approved
4.

Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Harvest Energy Trust to hold office until the next annual meeting or until their successors are appointed.

Resolution approved

Although a special resolution to authorize the amendment of the trust indenture of Harvest Energy Trust, as described in the Information Circular was to have been voted upon at the Meeting, such resolution was withdrawn and was not voted upon.

Dated at Calgary, Alberta this day of May, 2006.